UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on February 5, 2026, entitled “Equinor ASA: Notifiable trading”.

Equinor ASA: Notifiable trading

Allocation of shares to certain primary insiders and their close associates in Equinor (OSE: EQNR, NYSE: EQNR) under Equinor's share savings plan.

Certain primary insiders, and their close associates, participating in Equinor's share savings plan, have on 5 February 2026 been allocated bonus shares.

Details on individual allocation of shares to the primary insiders and their close associates are set forth in the attached notification.

This information is subject to disclosure obligations pursuant to the EU Market Regulation, cf. section 3-1 in the Norwegian Securities Trading Act, and section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: February 5, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer